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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                ENERGYSOUTH, INC.
                 (successor to Mobile Gas Service Corporation)
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   292907 10 0
                                 --------------
                                 (CUSIP Number)

                          William T. McGowin, IV, Esq.
                               Adams & Reese, LLP
                            4500 One St. Louis Center
                              Mobile, Alabama 36602
                                 (334) 433-3234

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 8, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                              CUSIP No. 292907 10 0

1.    NAME OF REPORTING PERSON: William J. Hearin, Jr.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not
      Applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [ ]
                                                                     (b) [ ]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS: Not Applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e):      [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

      NUMBER OF           7       SOLE VOTING POWER:             -0-
      SHARES
      BENEFICIALLY        8       SHARED VOTING POWER:           -0-
      OWNED BY
      EACH                9       SOLE DISPOSITIVE POWER:        -0-
      REPORTING
      PERSON WITH         10      SHARED DISPOSITIVE POWER:      -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      -0-

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%

14.   TYPE OF REPORTING PERSON: IN/OO





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Item 1. Security and Issuer

         This Statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock") of EnergySouth, Inc., an Alabama corporation (the "Issuer"), which became the successor to Mobile Gas Service Corporation on February 2, 1998. The principal executive offices of the Issuer are located at 2828 Dauphin Street, Mobile, Alabama 36606.

Item 2. Identity and Background

         This Statement is being filed on behalf of William J. Hearin, Jr., deceased, by Luis M. Williams in his capacity as a co-executor of the Estate of William J. Hearin, Jr. (the "Estate"). The co-executors of the Estate were appointed by the Probate Court of Mobile County, Alabama on March 8, 2001.

Item 3. Source and Amount of Funds or Other Consideration

         Not Applicable

Item 4. Purpose of Transaction

         (e) Not Applicable.

Item 5. Interest in Securities of the Issuer

         (a)-(d) Not applicable

         (e) Mr. Hearin ceased to be the owner of more than five percent of the Common Stock upon his death on February 19, 2001. All such securities have now become the property of the Estate.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable

Item 7. Material to be filed as Exhibits

Exhibit 1. Letters testamentary



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2001


                                                /s/ Luis M. Williams
                                                --------------------
                                                    Luis M. Williams





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